[Letterhead of Chadbourne & Parke LLP]

June 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACCO World Corporation
Registration Statement on Form S-4
File No. 333-124946
Filed on May 13, 2005

Ladies and Gentlemen:

      On behalf of ACCO World Corporation, a Delaware corporation (to be renamed ACCO Brands Corporation, the “Company”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (File No. 333-124946), marked to show changes from the Registration Statement on Form S-4 filed on May 13, 2005 (the “Registration Statement”).

      This letter also is in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) made in the letter dated June 13, 2005 (the “Comment Letter”) from Susan Block, of the Division of Corporation Finance of the SEC, to Edward P. Smith of Chadbourne & Parke LLP, in connection with the Registration Statement. Set forth below are the staff’s comments contained in Ms. Block’s letter (in bold face type) followed by the Company’s responses.

      Information contained in Amendment No. 1 regarding the Company and the responses to many of the staff’s comments set forth below, particularly those relating to the Company and its business, have been provided by the Company. As noted in the proxy statement/prospectus-information statement included in the Registration Statement and Amendment No. 1 (the “proxy statement/prospectus-information statement”), in addition to serving as a prospectus of the Company, the proxy statement/prospectus-information statement will be (i) a proxy statement of General Binding Corporation, a Delaware corporation (“GBC”), for a special meeting of GBC’s stockholders and (ii) provided to all holders of common stock of Fortune Brands, Inc., a Delaware corporation (“Fortune Brands”), as an information statement relating to the spin-off of all of the common stock of the

Securities and Exchange Commission	-2-	June 22, 2005

Company owned by Fortune Brands. The responses to many of the staff’s comments below, particularly those relating to GBC, the merger and the special meeting of GBC’s stockholders are also provided on behalf of GBC, and the responses to certain of the staff’s comments below, particularly those related to the spin-off, are also provided on behalf of Fortune Brands.

      In addition to changes made to address the staff’s comments, Amendment No. 1 includes additional changes that reflect further discussions between the Company and GBC related to the integration of their businesses, which changes are indicated in marked copies of Amendment No. 1.

General

      1. We note this filing contains an Information Statement in regards to the spin-off. Please refer to Staff Legal Bulletin No. 4, Division of Corporation Finance, which is available on our website (www.sec.gov). Please advise us how you are meeting the condition that the parent must provide adequate information to its shareholders and the trading markets and not have to register the spin-off. Address how are you meeting the requirement that the subsidiary register the spun-off securities under the Exchange Act. Refer to Question 4 and subpart 4.B.3. in Staff Legal Bulletin No. 4.

      Fortune Brands supplementally provides the staff the following analysis. Question 4.A. of Staff Legal Bulletin No. 4 states that a spin-off transaction will not require registration under the Securities Act of 1933, as amended (the “Securities Act”), if, among other conditions, the parent provides adequate information about the spin-off and the subsidiary to its stockholders and to the trading markets. Under subpart 4.B.3. of Question 4 the staff states that if the subsidiary is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities:

•	it gives its stockholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•	the subsidiary registers the spun-off securities under the Exchange Act.

      As described in the Summary section of the proxy statement/prospectus-information statement (page 1 of Amendment No. 1), that document is also an information statement of Fortune Brands relating to the spin-off of its shares of the Company’s common stock, which Fortune Brands believes substantially complies with Regulation 14C under the Exchange Act. The proxy statement/prospectus-information statement describes the spin-off transaction, the agreements relating to the spin-off transaction and the federal income tax

Securities and Exchange Commission	-3-	June 22, 2005

consequences of the spin-off under the captions “The Spin-Off Transaction”, “The Distribution Agreement”, “Additional Agreements Related to the Spin-Off and the Merger — Employee Matters Agreement”, “Additional Agreements Related to the Spin-Off and the Merger — Tax Allocation Agreements”, “Additional Agreements Related to the Spin-Off and the Merger — Transition Services Agreement” and “Certain United States Federal Income Tax Consequences of the Spin-Off and the Merger”. In addition, the proxy statement/prospectus-information statement provides a description of the Company’s business under the caption “Information About ACCO World Corporation”, audited financial statements of the Company as of and for the years ended December 27, 2004, 2003 and 2002, unaudited financial statements as of March 25, 2005 and for the three months ended March 25, 2005 and 2004, and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

      Moreover, as a wholly-owned subsidiary of the Company will merge with and into GBC immediately after the spin-off, the proxy statement/prospectus-information statement also provides descriptions of the business and management of ACCO Brands Corporation after the merger, incorporates GBC’s prior SEC filings (including historical audited and unaudited financial information) and sets forth unaudited pro forma financial information of ACCO Brands Corporation after the merger as of March 25, 2005 and for the year ended December 27, 2004 and for the three months ended March 25, 2005.

      The proxy statement/prospectus-information statement will be mailed to all holders of Fortune Brands common stock well in advance of the consummation of the spin-off and the merger. Fortune Brands believes that this disclosure provides adequate information to its stockholders and the trading markets about the spin-off transaction and the Company for purposes of Staff Legal Bulletin No. 4.

      While the Company is not currently a reporting company under the Exchange Act, upon effectiveness of the Registration Statement, the Company will be subject to the reporting requirements of section 15(d) of the Exchange Act. In connection with the Company’s listing of shares of its common stock on the New York Stock Exchange, the Company will file a registration statement on Form 8-A to register its shares of common stock under section 12(b) of the Exchange Act.

      2. Please advise us on what authority you are relying to file your information statement regarding the spin-off in the Form S-4 relating to the merger. Refer to Instructions to Form S-4.

      Fortune Brands supplementally advises the staff that, as described in the Summary section of the proxy statement/prospectus-information statement (page 1 of Amendment No. 1), that document serves as a prospectus of the Company, a proxy statement of GBC and an information statement of Fortune Brands relating to the spin-off of its shares of the

Securities and Exchange Commission	-4-	June 22, 2005

Company’s common stock. The proxy statement/prospectus-information statement will be mailed to all holders of Fortune Brands common stock well in advance of the consummation of the spin-off and the merger. Fortune Brands intends to exclude from its mailing GBC’s Notice of Special Meeting of Stockholders and the cover letter from GBC’s chairman to its stockholders. Fortune Brands believes that its mailing will substantially comply with Regulation 14C under the Exchange Act, and on that basis respectfully submits that it is appropriate to use the proxy statement/prospectus-information statement (excluding the items noted above) as an information statement relating to the spin-off transaction to satisfy the requirements of Staff Legal Bulletin No. 4. Please also see the response to comment number 1 of the Comment Letter.

      3. Please advise us why the current Fortune Brands shareholders or the future ACCO Brands shareholders (following the spin-off) do not get to vote on the merger.

      Fortune Brands supplementally advises the staff that the current Fortune Brands stockholders are not required to vote on the merger because Fortune Brands is not a constituent corporation in the merger transaction. As described in the disclosure under “The Transactions — Structure of the Spin-Off and the Merger” (page 28 of Amendment No. 1), in the merger, Gemini Acquisition Sub, Inc., which is a wholly-owned subsidiary of the Company, will merge with and into GBC. As a result of this merger structure, neither Delaware law nor the organizational documents of Fortune Brands, the Company, Gemini Acquisition Sub, Inc. or GBC would require a vote of Fortune Brands stockholders.

      The Company supplementally advises the staff that the Company analyzed the merger under Section 251 of the Delaware General Corporation Law (the “DGCL”), which requires the approval of the holders of a majority of a Delaware corporation’s outstanding stock in connection with a merger in which the corporation will issue in excess of 20% of its common stock. At the time the merger agreement was entered into the Company was, and until the distribution of the Company’s shares to Fortune Brands stockholders in the spin-off the Company will continue to be, a majority-owned subsidiary of Fortune Brands, and Fortune Brands, in its capacity as the majority stockholder of the Company, has approved and adopted the merger agreement and the merger and has approved the transactions contemplated by the merger agreement. Therefore, the Company concluded that the requirements of Section 251 of the DGCL would be satisfied and no further approval of Fortune Brands stockholders or the Company’s stockholders would be required. Indeed, until the distribution of the Company’s shares in the spin-off, Fortune Brands stockholders would not be stockholders of the Company and, therefore, would not be entitled to vote the Company’s shares.

Securities and Exchange Commission	-5-	June 22, 2005

Cover page

      4. Please include on the cover page the amount of securities being registered. See Item 501(b)(2) of Regulation S-K.

      In response to the staff’s comment, the disclosure has been revised as requested. See letter to GBC stockholders in Amendment No. 1.

Front and inside cover

      5. On the inside front cover, please provide the information required by Item 2(1) and (2) of Part I of Form S-4.

      In response to the staff’s comment, the disclosure has been revised as requested. See new page added following letter to Fortune Brands stockholders in Amendment No. 1.

Letter to Stockholders of GBC

      6. Please revise to clarify here and throughout what you mean by the merger is “practically assured. ”

      In response to the staff’s comment, the letter to stockholders of GBC has been revised as requested. Additionally, the disclosure has been revised throughout as requested. See pages Q-1, 3, and 27 of Amendment No. 1.

Cover Letter to Stockholders of Fortune Brands

      7. Because this filing is serving as an Information Statement in regards to the spin-off, it appears to us that the cover letter should make that clear. Please revise.

      In response to the staff’s comment, the cover letter has been revised as requested. See letter to Fortune Brands stockholders in Amendment No. 1.

      8. Please provide us with substantiation for your statement that ACCO Brands will be “the world’s largest supplier of branded office products” or revise to state as a belief.

      Enclosed for the staff’s information with the copies of this letter delivered to Ms. Block is a one-page document entitled “Note for Competitors”, prepared by the Company.

      9. Please revise the last sentence of the third paragraph of the cover letter. You should revise to clarify that stockholders will also be exposed to risks related to the spin-off.

Securities and Exchange Commission	-6-	June 22, 2005

      In response to the staff’s comment, the cover letter has been revised as requested. See letter to Fortune Brands stockholders in Amendment No. 1.

Notice of Special Meeting

      10. We note the second purpose listed. Please be advised that we believe that any adjournments for the purpose of soliciting additional votes is a separate item requiring a vote.

      GBC respectfully acknowledges the staff’s position. GBC will hold a separate vote if any proposal is made to adjourn the meeting of the GBC stockholders for the purpose of soliciting additional votes.

Questions and answers, page Q-1

      11. Please clarify here the timing of the GBC’s shareholder vote in regards to the spin-off.

      In response to the staff’s comment, the disclosure has been revised as requested. See page Q-2 of Amendment No. 1.

      12. Please address, where you deem appropriate, the practical effect for GBC shareholders, in the aggregate, of ceding control of GBC to ACCO Brands, and becoming minority shareholders of ACCO Brands.

      In response to the staff’s comment, the disclosure has been revised as requested. See page Q-1 of Amendment No. 1.

What will GBC stockholders receive in the merger, page Q-1

      13. Please disclose the timing when GBC stockholders will receive the right to receive ACCO Brands common stock in relation to the merger.

      In response to the staff’s comment, the disclosure has been revised as requested. See page Q-1 of Amendment No. 1.

Have any of GBC’s stockholders already agreed, page Q-1

      14. Please disclose here that Lane Industries has granted Fortune Brands a proxy to vote.

      In response to the staff’s comment, the disclosure has been revised as requested. See letter to GBC stockholders and pages Q-1, 3, 18, 26 and 58 of Amendment No. 1.

Securities and Exchange Commission	-7-	June 22, 2005

      15. In the next amendment, please provide Lane Industries’ ownership as of the most recent practical date, and update as necessary.

      In response to the staff’s comment, the disclosure has been revised as requested. See letter to GBC stockholders and pages Q-1, 3, 18, 26, 58 and 75 of Amendment No. 1.

Regulatory Approval, page 4

      16. Please revise to clarify that the Hart-Scott-Rodino waiting period has expired and that there are no further HSR impediments to this transaction.

      In response to the staff’s comment, the disclosure has been revised as requested. See pages 4 and 52 of Amendment No. 1.

      17. Please advise us supplementally on the status of the international regulatory approvals that you reference.

      The Company supplementally advises the staff that it has been informed that the U.K. Office of Fair Trading is expected to finalize its investigation of the merger on or prior to July 5, 2005. Additionally, the Company supplementally advises the staff that the Company and GBC expect to make a notification filing with the German competition authorities on June 22, 2005 which will commence a thirty-day “Phase 1” period during which the German authorities must approve the merger or submit the merger to a “Phase 2” investigation. Finally, the Company supplementally advises the staff that the Company and GBC provided notification filings to the Spanish competition authorities on May 18, 2005 and expect that the Spanish authorities will finalize their review and determine whether to approve the merger or submit the merger to a “Phase 2” investigation during the week of June 20, 2005.

      The disclosure in the Registration Statement has been revised to confirm that filings were made to the Spanish competition authorities and that the Company and GBC expect to make a filing with the German competition authorities in June 2005. See pages 4 and 52 of Amendment No. 1.

Interests of Certain Persons in the Merger, page 5

      18. Please quantify the aggregate amount of money that will be paid to directors and executive officers in the merger.

      In response to the staff’s comment, the disclosure has been revised as requested. See page 5 of Amendment No. 1.

Securities and Exchange Commission	-8-	June 22, 2005

Disclosure Regarding Forward-Looking Statements, page 14

      19. Because ACCO World is not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act, the safe harbor provisions of the Private Securities Litigation Reform Act does not apply to it. Please delete the reference to the Act or make clear that the Act does not apply.

      The Company supplementally advises the staff that at the time the Registration Statement becomes effective under the Securities Act, the Company will be subject to the reporting requirements of section 15(d) of the Exchange Act. In addition, GBC and Fortune Brands are each currently subject to the reporting requirements of section 13(a) of the Exchange Act.

The number of shares . . . Acco World or GBC businesses, page 16

      20. Please expand your discussion here to explain why this risk may be important to stockholders. You may wish to include an example to illustrate possible adverse effects.

      In response to the staff’s comment, the disclosure has been revised as requested. See pages 15-16 of Amendment No. 1.

Acco Brands will be subject . . . operational flexibility, page 20

      21. Please discuss with greater specificity the burden that you will encounter in satisfying your financial covenants. To this end, we encourage you to disclose particular covenants that you currently or may in the future have difficulty meeting and show how you currently meet those covenants so that investors can assess the risk.

      The Company supplementally advises the staff that, as of the date of this letter, the Company is in the process of negotiating with its banks the financial covenants that will be included in its debt documents. The Company anticipates that the final terms it agrees to with its banks will provide it sufficient flexibility to operate its business and to satisfy its financial covenants and does not anticipate that there will be any particular covenants that should be specifically identified as ones that will be particularly difficult to satisfy. However, the Company at this time has not agreed to the terms of these financial covenants and is unable to predict events which may occur in the future which may make it more difficult for the Company to satisfy these covenants or to take steps that it otherwise would deem in the best interests of the Company in the absence of the financial covenants. The Company believes on this basis that the description of these risks contains sufficient detail for investors to adequately assess the risk at this time.

Securities and Exchange Commission	-9-	June 22, 2005

Background of the Merger, page 28

      22. Please provide more detail concerning the strategic alternatives considered by GBC, including details of the January 28, 2004, February 26, 2004 and March 30, 2004 meetings. Disclose why any strategic alternatives were not pursued. For those alternatives pursued, please disclose why they were deemed inferior to the merger with ACCO World. Please explain at what point it was determined to only pursue the merger with ACCO World.

      GBC has revised the disclosure on pages 28-29 of Amendment No. 1 to add disclosure regarding the strategic alternatives considered by GBC and to add details regarding the January 28, 2004, February 26, 2004 and March 30, 2004 meetings of the GBC board of directors. GBC has also made clarifying changes on pages 29-30 and 34 of Amendment No. 1 to clarify why strategic alternatives were not pursued and why alternatives that were pursued were deemed inferior, from GBC’s perspective, to the merger with the Company.

      With respect to explaining at what point it was determined by GBC to only pursue the merger with the Company, GBC has made changes on page 30 of Amendment No. 1 to clarify when GBC determined to conclude its process for soliciting third party bids. GBC also respectfully advises the staff that, while the board of directors of GBC in conducting the thorough process described in the proxy statement/prospectus-information statement under the heading “The Merger-Background of the Merger” in effect only pursued the merger with the Company following the commencement of discussions in the fall of 2004, until the board of directors determined to approve the transaction at its March 14, 2005 board meeting, the board of directors of GBC did not affirmatively determine that such an alternative would be the only alternative that GBC would pursue and remained committed to pursuing such alternatives that would be in the best interests of GBC and its stockholders. Accordingly, no additional revision has been made to explain at what point it was determined by the board of directors of GBC to only pursue the merger with the Company.

      23. Please disclose any contacts or discussions between GBC and Fortune Brands between the June 23, 2004 meeting and the August 12, 2004 meeting.

      Fortune Brands and GBC supplementally advise the staff that, to the best recollection of the participants in the negotiations leading to the execution of the merger agreement, there were no contacts or discussions relating to the proposed transaction between Fortune Brands and GBC or their advisors between the meeting of the board of directors of GBC on June 23, 2004 and the meeting of the board of directors of GBC on August 12, 2004.

      24. Please provide more background information on how the exchange ratio was determined.

Securities and Exchange Commission	-10-	June 22, 2005

      In response to the staff’s comment, the disclosure has been revised as requested. See page 33 of Amendment No. 1.

      25. Please send us copies of the board books and any other materials provided by the financial advisors to assist the board in evaluating the transaction. Also, provide us a copy of the engagement letters.

      With respect to the engagement letter with Goldman, Sachs & Co. and the information provided by Goldman Sachs to the GBC board of directors in connection with the transaction, copies of the engagement letter and the presentation materials dated March 15, 2005 are being submitted to the staff by Sullivan & Cromwell LLP, counsel to Goldman Sachs, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, the Company hereby requests that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the staff’s review thereof. By separate letter, Sullivan & Cromwell LLP has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

      With respect to the engagement letter with Deutsche Bank Securities, Inc. and the information provided by Deutsche Bank to the GBC board of directors in connection with the transaction, copies of the engagement letter and the presentation materials dated March 14, 2005 are being submitted to the staff by Willkie Farr & Gallagher LLP, counsel to Deutsche Bank Securities, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, the Company hereby requests that those materials be returned promptly to Willkie Farr & Gallagher LLP following completion of the staff’s review thereof. By separate letter, Willkie Farr & Gallagher LLP has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

GBC’s Reasons for the Merger, page 34

      26. Please revise into two lists: one of factors that the board believed favored the merger; the other, of factors that did not favor the merger.

      In response to the staff’s comment, the disclosure has been revised as requested. See pages 35-37 of Amendment No. 1.

Fortune Brands’ Reasons for the Spin-Off and the Merger, page 36

      27. Please revise into two lists: one of the factors that the board believed favored the spin-off and merger; the other, of factors that did not favor the merger. If the board did not consider any negative factors, so state. If necessary, discuss the spin-off and merger separately.

Securities and Exchange Commission	-11-	June 22, 2005

      In response to the staff’s comment, the Registration Statement has been revised to provide the required disclosure on page 38 of Amendment No. 1.

Opinions of GBC’s financial Advisors, page 38

      28. To the extent Goldman Sachs relied on management projections from ACCO Brands in their analyses, these projections should be disclosed in the filing.

      The Company supplementally advises the staff that management projections were not the basis used by the Company and GBC management when negotiating and agreeing upon the allocation of stockholder ownership of the Company following the merger. Such allocation was based on historic EBITDA and levels of indebtedness contributed by each of the Company and GBC to the combined entity. As a result, the Company did not prepare any management projections or financial forecasts with a view to public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to projected financial information. The projections were merely estimates and predictions subject to various assumptions, which may prove true or false, and uncertainties which may cause actual results to differ from management’s projections. GBC and the Company believe that such projections are so inherently uncertain, tenuous and potentially unreliable as to be immaterial by their very nature. Accordingly, the Company and GBC respectfully submit that inclusion of such projections in the proxy statement/prospectus-information statement is unnecessary, as such projections are not material to the decision of GBC’s stockholders as to whether to approve the merger.

      29. We suggest that you take each of the analyses to the next step. In other words, discuss what the numbers you disclose mean and how they impact or relate to the determination that the exchange ratio is fair. We offer some additional guidance in our comments below.

      In response to the staff’s comment, the disclosure has been revised as requested. See pages 40, 42-43 and 48-51 of Amendment No. 1.

      30. Refer to the financial analyses on pages 40 - 49. For each analysis, please explain what each of the calculations included in the analysis mean. What are they used to show?

      In response to the staff’s comment, the disclosure has been revised as requested. Please see the response to comment number 29 of the Comment Letter.

Securities and Exchange Commission	-12-	June 22, 2005

      31. Also, for each analysis, indicate what observations or conclusions the GBC board reached with respect to the information these calculations provide.

      GBC supplementally advises the staff that the GBC board of directors did not reach any observations or conclusions with respect to any individual analyses conducted by its financial advisors, but instead considered its financial advisors’ presentations as a whole, based upon all of the analyses provided to them. We have provided disclosure of this fact in the Registration Statement. See page 37 of Amendment No. 1.

The Merger Agreement, page 59

Merger Consideration, page 59

      32. We note the statement that the GBC shareholders will have the right to receive one share of “fully paid and non-assessable” common stock. This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it. Revise throughout as necessary.

      In response to the staff’s comment, the disclosure has been revised as requested. See page 60 of Amendment No. 1.

Treatment of Stock Options, page 59

      33. Supplementally explain to us how you plan to record the value of the stock options exchanged for stock options of Fortune Brands and General Binding. Please consider the guidance set forth in paragraphs 83-85 of FIN 44 in formulating your response.

      The Company supplementally advises the staff that, in accounting for stock options, the Company, Fortune Brands and GBC considered four different classes of stock options, as follows:

      Fully-vested Fortune Brands options — In the spin-off transaction, employees of the Company who hold fully-vested Fortune Brands options will retain those options. Therefore, these options have no effect on the Company’s financial statements.

      Unvested Fortune Brands options — In the spin-off transaction, unvested Fortune Brands options held by employees of the Company will be converted into options to purchase the Company’s common stock. The number of options and the exercise price of the options will be adjusted to ensure the economic value of the options is the same before and after the spin-off in compliance with FIN 44, question 11(c). Specifically, the number of Company options will be the number of unvested Fortune Brands options multiplied by the closing price of Fortune Brands stock on the day

Securities and Exchange Commission	-13-	June 22, 2005

before the spin-off is effective, divided by the opening price of ACCO Brands Corporation common stock on the first day after the spin-off (the next day). The exercise price will be the exercise price of the Fortune Brands option multiplied by the opening price of the Company’s common stock on the first day after the spin-off, divided by the closing price of Fortune Brands common stock on the day before the spin-off is effective. For example: If an optionee has 1,000 unvested options with an exercise price of $50, and the closing Fortune Brands stock price is $80 and the opening price of the Company’s common stock is $20, the number of stock options would be 4,000 (1,000 options x $80 / $20). The exercise price of the converted options would be $12.50 ($50 x $20 / $80). The economic value before the spin-off is equal to 1,000 (the number of shares subject to options) multiplied by $30 (the difference per share between the exercise price and the value of Fortune Brands common stock), or $30,000. The economic value after the spin-off is the same - 4,000 options multiplied by $7.50 (the difference per share between the new exercise price and the value of Company common stock), or $30,000.

      Fully-vested GBC options — The value of fully-vested GBC stock options that are converted to Company options was included as part of the purchase price of GBC in the pro forma calculations, in accordance with paragraph 84 of FIN 44. Specifically, the fair value of the vested GBC options was determined to be the difference between the converted exercise price of the option (which would be the same as the GBC option price, given the 1:1 conversion ratio) and the imputed fair value of a share of the Company’s common stock on the merger date, based on the calculations in the pro forma information (footnote p on page 122 of Amendment No. 1) and the number of shares expected to be issued to effect the spin-off.

      Unvested GBC options — The value of unvested GBC stock options was allocated between the purchase price of GBC and unearned compensation in the pro forma calculations, in accordance with paragraph 85 of FIN 44. The fair value of these options was determined in a manner similar to the unvested options discussed above. This amount was then allocated between prior service and future service, with the prior service amount being allocated to purchase price and the future service amount recorded as unearned compensation.

      34. Please advise us supplementally if you are relying on an exemption for the conversion of the GBC stock options to ACCO Brands stock options.

      The Company and GBC supplementally advise the staff that GBC stock options will convert to ACCO Brands Corporation stock options automatically pursuant to the terms of the GBC stock plans (and related stock option agreements) under which the GBC stock options were issued and pursuant to the terms of the merger agreement with the Company. Consequently, the conversion of the GBC stock options in the merger does not allow for any choice by the optionholder and therefore does not involve an investment decision by the GBC optionholder. Because there is no investment decision, the Company and GBC respectfully submit that no “purchase” or “sale” subject to the registration requirements of the Securities Act is involved in the conversion.

Securities and Exchange Commission	-14-	June 22, 2005

      In addition, the Company supplementally advises the staff that it intends to file a Registration Statement on Form S-8 promptly following the merger in order to register the shares underlying converted ACCO Brands Corporation options.

The Spin-off Transaction, page 70

Manner of Effecting the Spin-Off, page 70

      35. Please refer to Staff Legal Bulletin No. 4, Division of Corporation Finance, which is available on our website (www.sec.gov). Confirm that to the sale of the fractional sales:

•	the distribution agent will make the sales in the open market;

•	the agent will in its sole discretion determine when, how, through which dealer, at what prices to make its sales;

•	the agent and the broker-dealer it uses are not affiliates of ACCO World or Fortune Brands.

      In response to the staff’s comment, the Company confirms the following with respect to the sale of the fractional shares:

•	the distribution agent will make the sales in the open market;

•	the agent will in its sole discretion determine when, how, through which dealer, and at what prices to make its sales; and

•	the agent and the broker-dealer it uses will not be affiliates of the Company or Fortune Brands.

Financing of ACCO Brands Corporation, page 80

New Bank Facility and Notes, page 80

      36. Please file the commitment letters as exhibits or advise.

      Enclosed for the staff’s information with the copies of this letter delivered to Ms. Block is a copy of the commitment letter delivered to the Company by Citicorp North America, Inc., Citigroup Global Markets Inc. and Goldman Sachs Credit Partners L.P. on March 15, 2005, as amended and restated on April 19, 2005, with respect to the financing of

Securities and Exchange Commission	-15-	June 22, 2005

ACCO Brands Corporation following the spin-off and the merger. Please be advised that the Company plans to file a copy of the commitment letter as an exhibit to the final amendment to the Registration Statement.

      37. Please advise us of the timing of the proposed Notes issuance, if possible, and whether you have decided if it will be a public or private offering.

      The Company supplementally advises the staff that it is expected that the Notes will be issued in a private placement transaction immediately following the completion of the merger.

Certain United States Federal Income Tax Consequences of the Spin-off and the Merger, page 82

      38. Please revise to delete your characterization of the tax consequences as a “summary” on pages 82 and 85 and elsewhere as necessary.

      In response to the staff’s comment, the disclosure has been revised as requested. See page 83 of Amendment No. 1.

      39. On page 85, please delete the phrase “intended for general information only. “

      In response to the staff’s comment, the disclosure has been revised as requested. See page 86 of Amendment No. 1.

      40. On page 85, replace the language stating investors “should consult” with their own tax advisors with language suggesting or encouraging them to do so.

      In response to the staff’s comment, the disclosure has been revised as requested. See page 86 of Amendment No. 1.

Products, page 90

      41. Please indicate whether ACCO World is dependent upon one or a few major customers. We note your disclosure on page 20.

      In response to the staff’s comment, the disclosure has been revised as requested. See pages 20 and 93 of Amendment No. 1.

Securities and Exchange Commission	-16-	June 22, 2005

Management’s Discussion and Analysis

Basis of Presentation, page 104

      42. We note from your disclosure here and elsewhere in your filing that you have been allocated interest expense amounting to approximately $10.4 million, $9.5 million, and $13.2 million in 2004, 2003, and 2002, respectively, based upon the ratio of ACCO net assets to the net assets of Fortune Brands. We also note from your Consolidated Statement of Stockholders’ Equity on page F-6 that you have made significant net transfers to your parent company in each of the last three fiscal years and that no parent company debt has been allocated to your balance sheet. Given that it appears you have been providing cash flow from your operations to help finance parent company operations, please explain to us how you determined it was reasonable to be allocated a portion of parent company interest expense. We may have further comment on your response.

      The Company supplementally advises the staff that interest expense is reflected in the Company’s financial statements based on the ratio of the Company’s net assets to Fortune Brands’ net assets. Because the Company does not have significant stand-alone debt and Fortune Brands does not allocate debt balances internally, the Company believes that this method of reflecting interest expense is the most supportable in the circumstances, in accordance with SAB Topic 1.B.1, question 4. The Company believes the allocation of interest expense, like other costs, is not impacted by whether the subsidiary generates either positive or negative cash flow from operations since debt is often incurred by both profitable and loss companies. The determining factor is that interest was incurred by the parent company.

Liquidity and Financial Position, page 111

      43. Expand your disclosure to discuss the expected impact of the pending transactions on the sufficiency of your resources to meet obligations as they become due. See Item 303(a)(1) of Regulation S-K.

      In response to the staff’s comment, the disclosure has been expanded as requested. See pages 116-117 of Amendment No. 1.

Commitments and Contingencies

Table of Contractual Obligations, page 114

      44. We note that you have included a table of contractual obligations as of December 27, 2004. We also note that your capital structure and long term debt

Securities and Exchange Commission	-17-	June 22, 2005

obligations will change significantly as a result of the pending transactions. Accordingly, please revise your presentation to also include a pro forma table of contractual obligations accounting for the $625 million dividend payable to your parent as well as the debt to be incurred in connection with the pending transactions. Please note that debt presented should include your best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest should be explained in a footnote to the table.

      In response to the staff’s comment, the disclosure has been revised as requested. See pages 115-116 of Amendment No. 1.

Management of Acco Brands, page 126

45. Please provide 5-year biographies for each of the directors of ACCO Brands.

      The Company notes that, in accordance with Item 401 of Regulation S-K, 5-year biographies for each of the directors of ACCO Brands Corporation has been provided under “Management of ACCO Brands Corporation — Board of Directors” on page 128 of Amendment No. 1.

Rights Agreement, page 142.

      46. Please advise us if each current holder of Fortune Brands will receive a right in connection with the spin-off or just current ACCO World holders prior to the spin-off.

      The Company supplementally advises the staff that one preferred share purchase right will attach to each share of ACCO World common stock outstanding prior to the spin-off. Each share of ACCO Brands common stock that will be distributed to Fortune Brands common stockholders in the spin-off will have one preferred share purchase right attached thereto. Thus, each holder of Fortune Brands common stock who receives shares of ACCO Brands common stock in the spin-off will receive preferred share purchase rights in connection with those shares of ACCO Brands common stock.

Related Party Transactions

      47. Please include disclosure regarding related party transactions in accordance with Item 404 of Regulation S-K. Your disclosure should address the current transaction as well as the arrangements you have in place to protect investors in the case of future related party transactions.

Securities and Exchange Commission	-18-	June 22, 2005

      In response to the staff’s comment, the disclosure has been included as requested. See page 131 of Amendment No. 1.

Financial Statements

Customer Program Costs, page F-10

      48. Supplementally explain to us why you have accounted for the cost of cooperative advertising as a reduction of net sales. Include in your response a description of the items you consider “cooperative advertising” and your basis in GAAP for deducting these items from net sales. We may have further comment on your response.

      The Company classifies various types of customer incentives as deductions from gross sales in order to arrive at Net Sales reported in the Company’s historical financial statements. These include, but are not limited to, volume rebates, pricing allowances, cooperative advertising, catalog and other promotional allowances. In addition, incentives to the Company’s end consumer such as mail-in rebates and coupons are also reported as sales deductions.

      The Company, and its parent company Fortune Brands, adopted EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Paragraph 2 of EITF 01-09 specifically includes cooperative advertising within its scope. The Company’s cooperative advertising programs generally consist of cash payments to customers to offset the cost of advertising support for the Company’s products by the Company’s customers.

      EITF 01-09 indicates that such payments may be classified as an expense only if two conditions can be met. The first of these is that the vendor (the Company) receives an identifiable benefit (goods or services) from the reseller in return for the consideration given, and such benefit is sufficiently separable from the vendor’s arrangement to sell its goods or services to the customer. In the Company’s view, this first condition has not been met. Cooperative advertising “allowances” are generally negotiated as part of the Company’s annual customer contracts and are set as a percentage of sales to that customer, such that these allowances are considered by both the Company and the customer as part of the overall “price” of goods. In addition, the Company’s customers decide what products to advertise, when the advertising will occur, how the advertisements will be made and negotiate the cost of the advertising with third parties. The Company periodically reimburses the customer for this advertising, up to the amount allowed by the contract. After reviewing examples 2, 3 and 4 in EITF 01-09, the Company does not believe that it can sufficiently identify the benefits of these allowances or separate the benefits of this cooperative advertising from the other amounts paid to its customers. The Company does not believe the facts in its situation, including the existing documentation underlying cooperative arrangements, would overcome the presumption that these payments to customers are a reduction in selling price. Therefore, the Company believes it has properly classified cooperative advertising payments as a sales deduction in arriving at Net Sales.

Securities and Exchange Commission	-19-	June 22, 2005

Note 4. Income Taxes, page F-18

      49. We note from your rate reconciliation that you released $3.7 million in valuation allowance in 2004. It is unclear from your current disclosure why you believe this release is appropriate. It is also unclear whether the amount released comprised the entire valuation allowance or only a portion thereof. Specifically, it appears you have presented deferred tax assets net of the valuation allowance as no valuation allowance appears in the table on page F-19, but the rate reconciliation includes the amount attributable to the release of a valuation allowance. Please revise your disclosure to discuss the facts and circumstances supporting the release of the valuation allowance and revise your tabular disclosure, as necessary, to comply with paragraph 43 of SFAS 109.

      In response to the staff’s comment, the disclosure has been revised as requested. See pages F-18 and F-19 of Amendment No. 1. In responding to the staff’s comment, the Company notes that certain tax assets with full valuation allowances had not been presented in the footnotes to the financial statements. The Company has reclassified the footnotes accordingly.

      50. Supplementally explain to us how you have considered SAB Topic 1.B.1, question 3, in your allocation of deferred tax assets from Fortune Brands.

      The Company supplementally advises the staff that the Company has not allocated any deferred tax assets and liabilities from Fortune Brands. The Company has provided for all income taxes, including deferred tax assets and liabilities, on a separate return basis, as preferred by SAB Topic 1.B.1 question 3.

Note 12. Information on Business Segments, Page F-26

      51. It is unclear from your disclosure how your identification of operating segments and aggregation of such segments into reporting segments meets the criteria of paragraphs 10 and 17, respectively, of SFAS 131. Specifically, it appears some of your segments are geographically based while others are product based. Supplementally explain to us and revise your disclosure to indicate how you identified operating segments and how you aggregated these segments in accordance with SFAS 131. We may have further comment on your response.

      The Company identified four reportable segments for the years 2002-2004: ACCO U.S., ACCO Europe, Trading Companies and Day-Timers.

      With regard to FAS 131, paragraph 10, the Company has identified 6 principle operating segments: ACCO U.S., ACCO Europe, ACCO Australia, ACCO Canada, ACCO

Securities and Exchange Commission	-20-	June 22, 2005

Latin America and Day-Timers. Each of these operating segments is made up of a discrete set of legal entities and financial information which is managed primarily on a geographic basis, and is aligned with the level of operating results and reporting packages communicated to, and reviewed by, the Company’s CEO (considered the chief operating decision maker) and CFO each month. Further, for each of these operating segments, the Company’s CEO and CFO assigned incentives to their respective management teams based on a discrete set of 2004 performance objectives.

      The Company’s Trading Companies, which consist of ACCO Australia, ACCO Canada and ACCO Latin America, have been aggregated into a single reportable segment under FAS 131, paragraph 17. The basis for aggregation includes similar economic characteristics of the businesses (including similar gross margins and operating expense ratios), the common nature of production processes and sourcing models across these operating segments, including a business model in which each manufactures less than 25 percent of the products they sell, each procures products manufactured by the Company’s U.S. and European segments, and each sources a portion of their products from third party suppliers.

      The Company’s Day-Timers operating segment has been identified as a separate reportable segment. Day-Timers sells time management products (planners, journals, paper refills) predominately to the U.S. and Canada markets. The gross margins of the Day-Timers business are significantly higher than other segments, but operating expense ratios are also much different. In addition, this business tends to be more seasonal than the other businesses. The majority of Day-Timers’ sales are to end consumers (direct channel), requiring unique small parcel shipping capabilities, although Day-Timers does also sell to some of the Company’s largest retail customers. For these reasons, and due to significant differences in the overall business model, the Company believes it is appropriate to display Day-Timers as a separate segment.

      52. As a related matter, supplementally explain to us how you plan to identify and aggregate operating segments and reporting segments of ACCO Brands, the combined entity.

      The Company supplementally advises the staff that, because the merger has not been completed, the Company is not currently in a position to fully evaluate personnel, until the completion of the merger. The Company’s comments concerning how it may run the business are therefore based on its current understanding as a result of diligence performed to date. Based on the Company’s current understanding, the Company anticipates that the combined business will fall into three broad categories: (i) Office products; (ii) Computer products; and (iii) Commercial and industrial products generally sold directly rather than through resellers.

Securities and Exchange Commission	-21-	June 22, 2005

      Based on information the Company currently has, it expects to have three or more segments initially. The ultimate determination of operating and reporting segments will be based on the post-merger structures for management and financial reporting. The Company believes that its final business segments may be more numerous than the broad categories noted above when the Company finally defines how it intends to manage the new business during the post-closure integration period. However, the Company’s segment reporting may be subject to change based on refinements in the management and financial reporting structures. The Company intends to regularly review its reporting structure after the merger to ensure it maintains compliance with FAS 131.

Proxy Card

      53. Please advise us why you do not need to unbundle and provide a separate vote for some of the changes to stockholder rights for GBC shareholders, for instance in regards to the availability of action by written consent or changes for the Class B common shareholders. Refer to Rule 14a-4(a)(3) and Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004), available on our website.

      GBC respectfully advises the staff that application of the “unbundling rule” set forth in Rule 14a-4(a)(3) of the Exchange Act should not be applicable to the vote on the proposed merger by GBC stockholders. The charter and by-laws of ACCO Brands Corporation in effect prior to the distribution of shares of the Company by Fortune Brands to its stockholders will remain the charter and by-laws of ACCO Brands Corporation after this distribution and will remain the charter and by-laws of ACCO Brands Corporation after the completion of the merger. As a result, unbundling and requiring that GBC stockholders approve specific provisions of the ACCO Brands Corporation charter and by-laws would effectively require GBC stockholders to re-approve and ratify provisions of ACCO Brands Corporation’s pre-existing charter and by-laws. This reapproval and ratification would take place in a context where the Company’s stockholders following the spin-off are not being asked (and are not required) to vote on these provisions. GBC respectfully submits that in such a situation the “unbundling rule” should not be applicable and GBC should not be required to include separate proposals for approval in its proxy to GBC stockholders.

Other

      54. Please provide us with a draft of your legal opinion with your next amendment.

      Enclosed for the staff’s information with the copies of this letter delivered to Ms. Block is the draft opinion letter of Chadbourne & Parke LLP as to the validity of the ACCO Brands Corporation common shares being registered, which opinion letter when final will be

Securities and Exchange Commission	-22-	June 22, 2005

filed as exhibit 5.1 to the Registration Statement. Also enclosed for the staff’s information with the copies of this letter delivered to Ms. Block are the draft opinion letters of Chadbourne & Parke LLP and Skadden, Arps, Slate, Meagher & Flom LLP, in each case, as to certain tax matters, both of which opinion letters when finalized will be filed as exhibits 8.1 and 8.2, respectively, to the Registration Statement.

* * *

      We are also delivering to each of Daniel Morris, Amy Geddes and David Humphrey of the staff courtesy copies of (i) Amendment No. 1 without exhibits, marked to show changes from the Registration Statement, and (ii) this response letter.

Securities and Exchange Commission	-23-	June 22, 2005

      Please telephone A. Robert Colby at (212) 408-5571 or, in his absence, Edward P. Smith at (212) 408-5371, of this office, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to Edward P. Smith by facsimile at (212) 541-5369.

Very truly yours,

CHADBOURNE & PARKE LLP

Enclosures

VIA EDGAR

cc:	Daniel Morris, Securities and Exchange Commission
Amy Geddes, Securities and Exchange Commission
David Humphrey, Securities and Exchange Commission

DMS/emt